[HYTHIAM, INC. LETTERHEAD]
September 29, 2005
BY EDGAR
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Assistant Director Jeffrey P. Riedler
Re:	Hythiam, Inc. Registration Statement on Form S-3/A Filed September 29, 2005 File Number 333-128544
Dear Mr. Riedler:
     Hythiam, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement on Form S-3 so that such registration statement shall become effective at 9:00 a.m. EST on Monday, October 3, 2005, or as soon thereafter as practicable.
     The registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully yours, HYTHIAM, INC.
By:	/s/ CHUCK TIMPE
Chuck Timpe
Chief Financial Officer